

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

VIA U.S. MAIL

Duffield Milkie, Esq.
Vice President and General Counsel
Cedar Fair, L.P.
One Cedar Point Drive
Sandusky, OH 44870-5259

> Re: **Cedar Fair, L.P.**
> **Registration Statement on Form S-4**
> **Filed March 11, 2011**
> **File No. 333-172773**

Dear Mr. Mikie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Compensation Table for 2009, page 70

1. Please revise to include executive compensation disclosure for your completed fiscal year ended December 31, 2010. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

Exhibit 5.1

2. Counsel may rely upon local counsel opinion but may not assume a necessary legal conclusion. Please have counsel revise the assumptions in the second full paragraph on page 2 accordingly.

Exhibit 5.2

3. Refer to the first sentence of the first full paragraph on page 3. Please have counsel remove this qualification or explain why limiting the scope of the opinion in this manner is appropriate.

4. Please have counsel remove the limitation on reliance in the last sentence of the penultimate paragraph on page 3. Investors are entitled to rely on the legality opinion. Please also have counsel revise the opinion provided as Exhibit 5.4 accordingly.

Exhibit 5.4

5. Please have counsel delete assumption (f) on page 2, which appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Via facsimile (212) 455-2502
        Risë B. Norman, Esq.
        Simpson Thacher & Bartlett LLP